SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the Fiscal Year Ended December 31, 2008

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transaction period from                               to

Commission file Number 0-27782

The Dime Savings Bank of Williamsburgh 401(k) Plan
(Full Title of the Plan)

Dime Community Bancshares, Inc.
209 Havemeyer Street, Brooklyn, NY  11211
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office.)

Registrant's telephone number, including area code: (718) 782-6200

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008:
Statements of Net Assets Available for Plan Benefits	2
Statement of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4-10

SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held At End Of Year) as of December 31, 2008	11

SIGNATURES	12

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
The Dime Savings Bank of Williamsburgh:

We have audited the accompanying statements of net assets available for plan benefits of The Dime Savings Bank of Williamsburgh 401(k) Plan (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

June 29, 2009

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
PARTICIPANT DIRECTED INVESTMENTS, AT FAIR VALUE:
Mutual Funds:
Fixed Income:
PIMCO Total Return Administrative Fund	$2,568,444	$1,607,280
Equity:
Alger Mid Cap Growth Retirement Portfolio Fund	562,609	1,263,030
American Beacon Large Cap Value Fund	743,403	-
Artio International Equity II Fund	1,028,803	-
Janus Adviser Large Cap Growth Fund	119,903	169,008
Neuberger Berman Genesis Fund Trust	2,305,664	2,627,407
RSI Retirement Trust Value Equity Fund	-	1,212,368
RSI Retirement Trust International Equity Fund	-	1,076,945
SSgA S&P 500 Index Fund	1,348,377	1,869,758
Total mutual funds	8,677,203	9,825,796
Common Collective Investment Funds:
Sunrise Retirement Diversified Equity Fund	268	-
Sunrise Retirement Diversified Equity With Income Fund	470	-
Sunrise Retirement Balanced Equity Fund	83,908	106,784
Sunrise Retirement Balanced Fund	433,682	524,033
Sunrise Retirement Diversified Income Fund	118,832	126,998
Sunrise Retirement Income Fund	1,119	-
Sunrise Retirement Capital Preservation Fund	1,512	-
Total common collective investment funds	639,791	757,815
Stable Value Funds:
SEI Stable Asset Fund (which includes guaranteed insurance contracts or synthetic guaranteed insurance contracts totaling $6,955,774 at December 31, 2008 and $6,406,572 at December 31, 2007)	7,746,458	6,459,246
Employer Stock Fund:
Dime Community Bancshares, Inc. Common Stock Fund (which includes an investment in liquid money market funds of $238,860 at December 31, 2008 and $266,590 at December 31, 2007)	6,006,232	7,764,266
Participant Directed Loans	495,612	443,011
TOTAL INVESTMENTS AT FAIR VALUE	23,565,296	25,250,134
EMPLOYER CONTRIBUTIONS RECEIVABLE	506,510	455,038
INTEREST RECEIVABLE	608	-
CASH BALANCE	183	1,824
TOTAL ASSETS	24,072,597	$25,706,996
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT RESPONSIVE INSURANCE CONTRACTS	752,146	166,580
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$24,824,743	$25,873,576
See notes to financial statements.

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

2008
INVESTMENT INCOME (LOSS):
Net appreciation (depreciation) in fair value of investments:
Fixed income mutual funds	$74,308
Equity mutual funds	(3,890,906)
Common collective investment funds	(163,408)
Employer stock fund	1,094,931
Total net depreciation in fair value of investments	(2,885,075)
Interest and dividend income	588,877
NET INVESTMENT LOSS:	(2,296,198)

ADDITIONS:
Participant contributions	1,113,068
Rollover contributions	1,903
Employer contributions	506,510
TOTAL ADDITIONS	1,621,481

DEDUCTIONS:
Benefits paid to participants	344,698
Administrative expenses	29,418
TOTAL DEDUCTIONS	374,116

DECREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	(1,048,833)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	25,873,576

End of year	$24,824,743

See notes to financial statements.

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

1.  DESCRIPTION OF PLAN

The following is a brief description of The Dime Savings Bank of Williamsburgh 401(k) Plan (the “Plan”).  This description of the Plan is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

a.
General – The Plan is a defined contribution plan covering all eligible employees. The Employee Benefits Committee, comprised of members of both the Board of Directors and management of the Dime Savings Bank of Williamsburgh (the "Bank" or "Plan Sponsor"), oversees the operation and administration of the Plan.   It is subject to the provisions of the Employee Retirement Security Act of 1974, as amended ("ERISA").

b.
Eligibility and Participation – Participation in the Plan is voluntary.  An employee shall become an eligible employee if he or she has completed a period of service of at least one year, and is a salaried employee.  An employee is not an eligible employee if he or she is compensated principally on an hourly, daily, commission, or retainer basis, or has waived any claim to membership in the Plan.

c.
Contributions – Employee contributions of up to 25% of compensation, as defined in the Plan document, are permitted.  There are currently no direct contributions to the Plan required to be made by Dime Community Bancshares, Inc. (the “Company”), the parent company of the Bank, or the Bank.

The annual employer contribution is made in the first quarter of each year based upon the total compensation through December 31st of the previous year.  During the years ended December 31, 2008 and 2007, contributions from the Company or Bank were voluntary.  In March 2008, a contribution of $455,038 was made to The Employee Stock Ownership Plan of Dime Community Bancshares, Inc. and Certain Affiliates, and transferred to the Plan (relecting benefits for the year ended December 31, 2007).  Effective January 1, 2009, the Bank elected to make all vested cash contributions on behalf of employees directly to the Plan, and thus made its discretionary employer contribution directly to the Plan in March 2009 (reflecting benefits for the year ended December 31, 2008).

d.
Participant Accounts – Individual accounts are maintained for each Plan participant.  Each participant's account is credited with the participant's contribution, the Company's contribution and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses.  Allocations are based upon participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

e.
Vesting – All participants are 100% vested in the value of the annual employer contribution to the Plan and any investment income that these funds may earn.  Participant contributions and earnings thereon are nonforfeitable.

f.
Investment Options – Participants direct the investment of both their existing individual account balances and their contribution amounts into various options offered by the Plan.  As of December 31, 2008 and 2007, there were sixteen investment options available in the Plan, which included one fixed income mutual fund, six equity mutual funds, seven common collective investment funds, one employer stock fund and one stable value (capital preservation) fund. The Stable Value Fund invests in various investments including fully benefit responsive guaranteed investment contracts issued by insurance companies, bank investment contracts, and cash and cash equivalents.

All investment options are participant directed.  As of February 2009, Pentegra Asset Management ("Pentegra" or "Trustee") acts as trustee for all investments in the Plan.  Prior to February 2009, RS Group Trust Company served as the trustee for the Plan.  Pentegra acquired RS Group Trust Company on August 18, 2008.

Transfers between investment alternatives and rollover contributions to the Plan are placed in any of the above funds in multiples of 1%, at the election of the participant.

g.
Withdrawal of Funds – On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested balance of his or her account, or annual installments limited to a ten-year period.

h.
Loans to Participants – Loans are permitted, subject to current Internal Revenue Service ("IRS") statutes and regulations.  Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000.  Prior to June 11, 1998, participants were permitted no more than one outstanding loan at any time.  The Plan was amended, effective June 11, 1998, whereby participants are now permitted a maximum of two outstanding loans at any time.  Interest charged is fixed for the entire term of the loan and is based upon the prime rate as published in the Wall Street Journal on the date the loan is requested, increased by 1% and rounded to the nearest 1/4 of 1%.  The maximum loan term for the purchase of a principal residence may not exceed ten years and loans for any other reason may not exceed five years.  At the time of origination, the loans are funded through a reduction of benefit balances existing in the recipient’s participant account.  Loan repayments are made by automatic payroll deduction and are fully applied back into the recipient's participant benefit account.

i.
Payment of Benefits – On termination of services due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested balance in his or her account, or annual installments over a ten-year period.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or annual installments limited to a ten-year period.

j.
Forfeitures – If a participant is not fully vested in previous contributions made by the Company or Bank and terminates his or her employment, the units representing the nonvested portion of his or her account shall constitute forfeitures.  Forfeitures are allocated to participants, on a pro rata basis, based upon their before-tax contribution accounts.  There were no forfeitures during the years ended December 31, 2008 and 2007.

k.
Plan Termination – Although the Company or Bank has not expressed any intent to terminate the Plan, it has the right to terminate the Plan subject to the provisions of ERISA.  In the event of termination, all participants would become 100% vested in their individual account balances at the termination date.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Plan are as follows:

a.	Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b.
Use of Estimates – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements.  Actual results could differ from those estimates.

c.
Risks and Uncertainties – The Plan provides for various investment options.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

d.
Investment Valuation and Income Recognition – The Plan's investments are stated at fair value.  All fixed income and equity mutual funds investments of the Plan are publicly registered and traded on national securities exchanges, and are therefore carried at fair value based on their quoted market prices at the end of the year.  The Plan's common collective investments are carried at fair value based on the Plan’s proportionate share of units of beneficial interest in the respective funds.  The assets underlying the common collective investments are fully comprised of various registered mutual funds that are publicly traded.

The Stable Value Fund shown in the statements of net assets available for plan benefits is carried at fair value.  The Stable Value Fund invests in a diversified portfolio of stable assets, which include, but are not limited to, units of collective trust funds consistent with the fund’s objective of stable value, guaranteed investment contracts, alternative and separate account investment contracts as well as short-term money market instruments.  Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.  Since a significant portion of the investments of the Stable Value Fund are fully benefit responsive, in accordance with accounting rules discussed in Note 2(e) below, an adjustment is made on the statements of net assets available for plan benefits to present the contract value of these fund assets.

The common stock held in the Employer Stock Fund, which is publicly traded, is carried at fair value based upon its quoted market price at the end of the year.  The liquid money market fund investment held in the Employer Stock Fund, while not actively traded, is valued at par since it is readily convertible to cash and short-term investments.

                    Participant loans are valued at amortized cost, which approximates fair value.

Net investment income consists of gains and losses realized from the sales of investments, the net change in the unrealized appreciation or depreciation on investments, and interest and dividends earned.

Purchases and sales are accounted for on a trade-date basis.  Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.  Realized gains and losses from securities transactions are recorded on the average cost basis.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

e.
Valuation and Presentation of The Stable Value Fund  – At December 31, 2008 and 2007, the Plan's Stable Value Fund held underlying investments in units of collective trust funds consistent with the fund’s objective of stable value, guaranteed investment contracts, alternative and separate account investment contracts as well as cash equivalent short-term investments.  The cash equivalent short term investments are valued at cost which approximates fair value due to their ability to be readily converted to cash.  The value of the collective trust funds is derived by their respective net asset values ("NAV").  The collective trust funds consist of bonds and asset-backed securities whose value is derived from observable inputs based on the pricing of similar instruments that are publicly traded.  The value of the underlying securities of guaranteed investment contracts is derived from observable inputs including forward interest rate curves. The bonds are valued based on the pricing of similar bonds that are publicly traded. In determining fair value, factors such as the benefit-responsiveness of the investment contracts and the ability of the parties to the investment contracts to perform in accordance with the terms of the contracts were considered. The alternative and separate account investment contracts are valued based on their underlying securities, which consists of common funds consisting of bonds and asset-backed securities whose value is derived from observable inputs based on the pricing of similar instruments that are publicly traded.

In accordance with Financial Accounting Standards Board ("FASB") Staff Position AAG INV−1 and FASB Statement of Position No. 94−4−1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” ("FSP AAG"), contract value (invested principal plus contractual interest) is recognized as the most relevant measurement attribute for fully benefit-responsive investment contracts in determining the net assets available for benefits of a defined-contribution plan.  Withdrawals from these contracts, although typically not permitted occur at contract value for qualified benefit plans.

In accordance with FSP AAG, investment contracts held by a defined-contribution plan are reported at fair value on the statement of net assets, with an adjustment between the fair value and contract value of fully benefit-responsive investment contracts presented in the statement of net assets available for benefits.

f.
Administrative Expenses – The Bank will pay the ordinary expenses of the Plan and compensation of the Trustee to the extent required, except that any expenses directly related to the Plan, such as transfer taxes, brokers’ commissions, registration charges, or administrative expenses of the Trustee, shall be paid from the Plan or from such investment account to which such expenses directly relate.  The Bank may charge employees all or part of the reasonable expenses associated with withdrawals and other distributions, loans or account transfers.

g.
Recent Accounting Pronouncements – The financial statements reflect the prospective adoption of Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," ("SFAS 157") as of the beginning of the year ended December 31, 2008.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. The effect of the adoption of SFAS 157 had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

On April 9, 2009, the FASB issued Staff Position No. FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" ("FAS 157-4").  FAS 157-4 provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, and provides guidance on identifying circumstances that indicate a transaction is not orderly.  FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009, with earlier adoption permitted.  Adoption of FAS 157-4 is not expected to have a material impact upon the Plan's financial statements.

3.  FAIR VALUE MEASUREMENTS

    In accordance with SFAS 157, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2008.

	Fair Value Measurements Using
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds (all registered and publicly traded) (1)	$8,677,203	-	-	$8,677,203
Common collective investment funds (1)	-	$639,791	-	639,791
SEI Stable Asset Fund (2)	-	7,746,458	-	7,746,458
Employer stock fund (1)	-	6,006,232	-	6,006,232
Participant loans (1)	-	-	$495,612	495,612
(1)                 Please refer to footnote 2(d) for a discussion of the valuation methods utilized for these investments.
(2)                 Please refer to footnote 2(e) for a discussion of the valuation methods utilized for these investments.

The following is a reconciliation of activity for participant loans:

Balance at the beginning of the period	$443,011
Loans originated	303,233
Loan principal repayments*	(242,540)
Distributions	(8,092)
Balance at the end of the period	$495,612
* Total repayments were $276,505 including $33,965 of interest during the period.

4.  EXEMPT PARTY-IN-INTEREST TRANSACTIONS

    At December 31, 2008, the Plan owned investments in common collective investment funds managed by TD Ameritrade who performs various recordkeeping and custodial functions for the Plan.  At December 31, 2007, the Plan owned investments in common collective investment funds managed by Fiserv Trust Company, who performed various recordkeeping and custodial functions for the Plan.  As a result, all transactions related to these common collective investment funds during the years ended December 31, 2008 and 2007 qualified as exempt party-in-interest transactions.

    Certain administrative functions are performed by officers and employees of the Company or the Bank.  No such officer or employee receives compensation from the Plan for the administrative functions he or she performs.

    At December 31, 2008 and 2007, the Plan held 433,637 and 587,132 shares, respectively, of common stock of the Company.  Dividend income received on these shares of common stock totaled $282,747 and $304,523, respectively, during the years ended December 31, 2008 and 2007.

5.  INVESTMENTS

    The Plan’s investments, which represent more than 5% of the net assets available for plan benefits are presented in the following table.  All investments are participant directed.

	Fair Value at December 31,
	2008	2007
PIMCO Total Return Administrative Fund	$2,568,444	$1,607,280
Neuberger Berman Genesis Fund Trust	2,305,664	2,627,407
SSgA S&P 500 Index Fund	1,348,377	1,869,758
SEI Stable Asset Fund *	7,746,458	6,459,246
Dime Community Bancshares, Inc. Common Stock Fund	6,006,232	7,764,266

* The contract value of the SEI Stable Asset Fund was $8,498,604 and $6,625,825 at December 31, 2008 and 2007, respectively.

    During the year ended December 31, 2008, the Plan's individual fund investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

PIMCO Total Return Administrative Fund	$74,308
Alger Mid Cap Growth Retirement Portfolio Fund	(775,263)
American Beacon Large Cap Value Fund	(428,241)
Artio International Equity II Fund	(576,042)
Janus Adviser Large Cap Growth Fund	(72,246)
Neuberger Berman Genesis Fund Trust	(1,135,493)
RSI Retirement Trust Value Equity Fund	(79,158)
RSI Retirement Trust International Equity Fund	(48,187)
SSgA S&P 500 Index Fund	(776,276)
Sunrise Retirement Diversified Equity Fund	(72)
Sunrise Retirement Diversified Equity With Income Fund	(108)
Sunrise Retirement Balanced Equity Fund	(29,687)
Sunrise Retirement Balanced Fund	(115,315)
Sunrise Retirement Diversified Income Fund	(18,205)
Sunrise Retirement Income Fund	(37)
Sunrise Retirement Capital Preservation Fund	16
Dime Community Bancshares, Inc. Common Stock Fund	1,094,931
$(2,885,075)

6.  FEDERAL INCOME TAX STATUS

    The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and is intended to be exempt from taxation under Section 501(a) of the Code.  The Plan received a favorable IRS determination letter dated August 27, 2002.  The Plan has been amended since receiving the determination letter.  However, the plan administrator believes that the Plan and its underlying trust are currently designed and being operated in compliance with the applicable requirements of the Code, and that they continue to be tax exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007:

	As of December 31,
	2008	2007
Net assets available for plan benefits per the financial statements	$24,824,743	$25,873,576
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(752,146)	-
Net Assets Per Form 5500	$24,072,597	$25,873,576

      The following is a reconciliation of the change in net assets available for plan benefits per the financial statements to the Form 5500 for the year ended December 31, 2008:
Decrease in net assets available for plan benefits per the financial statements	$ (1,048,833)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(752,146)
Net Income (Loss) per Form 5500	$ (1,800,979)

*******

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(K) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2008

(a)				(e)
Party In	(b)	(c)	(d)	Current
Interest	Identity of Issue	Description of Investments	Cost	Value
	REGISTERED MUTUAL FUNDS:
	PIMCO	Total Return Administrative Fund	**	$2,568,444
	Alger	Mid Cap Growth Retirement Portfolio Fund	**	562,609
	American Beacon	Large Cap Value Fund	**	743,403
	Artio Global Investors	International Equity II Fund	**	1,028,803
	Janus Advisers	Large Cap Growth Fund	**	119,903
	Neuberger Berman	Genesis Fund Trust	**	2,305,664
	State Street Global Advisors	S&P 500 Index Fund		1,348,377
	Total Registered Mutual Funds			8,677,203
	COMMON COLLECTIVE INVESTMENT FUNDS:
*	TD Ameritrade Collective Investment Funds	Sunrise Retirement Diversified Equity Fund	**	268
*	TD Ameritrade Collective Investment Funds	Sunrise Retirement Diversified Equity With Income Fund	**	470
*	TD Ameritrade Collective Investment Funds	Sunrise Retirement Balanced Equity Fund	**	83,908
*	TD Ameritrade Collective Investment Funds	Sunrise Retirement Balanced Fund		433,682
*	TD Ameritrade Collective Investment Funds	Sunrise Retirement Diversified Income Fund		118,832
*	TD Ameritrade Collective Investment Funds	Sunrise Retirement Income Fund		1,119
*	TD Ameritrade Collective Investment Funds	Sunrise Retirement Capital Preservation Fund		1,512
	Total Common Collective Investment Funds			639,791
	STABLE VALUE FUND:
	SEI Trust Co.	Stable Asset Fund	**	7,746,458
	EMPLOYER STOCK FUND:
*	Dime Community Bancshares, Inc.	Employer Common Stock Fund	**	6,006,232
	PARTICIPANT LOANS
*		Employee Loans Receivable (88 loans with interest rates ranging from 5.00% to 9.25%)	**	495,612
		TOTAL		$23,565,296
*           Party-in-interest.
**        Cost information is not required for participant directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, The Dime Savings Bank of Williamsburgh (the Plan Administrator) duly caused this report to be signed on their behalf by the undersigned thereunder duly authorized.

Dated:  June 29, 2009                                                     /s/ VINCENT F. PALAGIANO
     Vincent F. Palagiano
     Chairman of the Board and Chief Executive Officer

Dated:  June 29, 2009                                                   /s/ KENNETH J. MAHON
    Kenneth J. Mahon
    Executive Vice President and Chief Financial Officer